James Stevens 404.885.3721 telephone 404.885.3900 facsimile james.stevens@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

December 3, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin E. Martin, Special Counsel

Re:	BNC Bancorp Registration Statement on Form S-4 Filed October 28, 2015 File No. 333-207649

Dear Erin:

On behalf of our client, BNC Bancorp (the “Company,” “we,” “us” or “our”), we have set forth herein the Company’s response to the comments contained in the comment letter, dated November 19, 2015 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), with respect to the Registration Statement on Form S-4 filed by the Company on October 28, 2015 (File No. 333-207649) (the “Registration Statement”).

For your convenience, we have set forth the comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraph in this letter corresponds to the numbered paragraph of the Comment Letter.

Cover Page of Prospectus

1.	We note your disclosure beginning on page 46 regarding the termination provisions and how they could impact merger consideration. Please briefly summarize the potential impact to the merger consideration on the cover page. In addition, we note in your registration fee table that you are seeking to offer 4,991,095 shares. Please clarify to us if that number of shares also includes the additional shares that could be issued to avoid termination as disclosed on page 47.

Atlanta BEIJING CHARLOTTE Chicago Hong Kong New York Orange County Portland RAleigh
Richmond San Diego San francisco Shanghai Tysons Corner Virginia Beach Washington, DC

Erin E. Martin

United States Securities and Exchange Commission

December 3, 2015

Response

The Company intends to file an amendment to the Registration Statement which will briefly summarize the potential impact of the termination provisions to the merger consideration on the cover page. A copy of the proposed disclosure is attached as Exhibit A.

The number of shares included in the registration fee table does not include the additional shares that could be issued to avoid termination of the merger agreement because the shares that could be issued in that context cannot be determined. The Company will file a registration statement pursuant to Rule 462(b) or Rule 429 under the Securities Act, as applicable, to reflect the increase in the number of shares of the Company’s common stock to be issued to avoid termination if necessary.

Questions and Answers about the Merger and the Annual meeting, page 1

2.	Please include a Q&A that discloses the amount of Southcoast’s ownership post-merger.

Response

The Company intends to file an amendment to the Registration Statement which will include a Q&A that discloses the amount of Southcoast’s ownership post-merger. A copy of the proposed disclosure is attached as Exhibit B.

Summary

Support Agreements, page 13

3.	You disclose that the directors of Southcoast have executed voting support agreements pursuant to which they agreed to vote their shares in favor of the merger subject to their termination if the board of directors withdraws its recommendation. Please file these agreements as exhibits or explain to us how you concluded that you are not required to do so.

Response

The Company intends to file an amendment to the Registration Statement which will include a form of the voting support agreement entered into by the directors of Southcoast as Exhibit B to Appendix A of the materials. A copy of the proposed disclosure referencing such exhibit as well as a copy of the exhibit is attached as Exhibit C.

Erin E. Martin

United States Securities and Exchange Commission

December 3, 2015

Proposals Related to the Merger

Background of the Merger, page 32

4.	You disclose that all of the bids submitted by interested parties were between $9.50 and $13.00 per share of Southcoast common stock. You also disclose that the board contacted one bidder with information relating to what an acceptable bid price was in order for them to be invited to the final round. Please revise to describe why the board subsequently contacted the two highest bidders with similar terms while simultaneously inviting the initial bidder with the understanding that its bid was the lowest.

Response

The Company intends to file an amendment to the Registration Statement which will describe why the board subsequently contacted the two highest bidders with similar terms while simultaneously inviting the initial bidder (the bidder that had raised its initial indication of interest) with the understanding that its bid was the lowest bid in the final round. A copy of the proposed disclosure is attached as Exhibit D.

BNC’s Reasons for the Merger, page 34

5.	Please revise to briefly discuss why BNC believes the transaction will be accretive to its earnings.

Response

The Company intends to file an amendment to the Registration Statement which will revise BNC’s reasons for the merger to briefly discuss why BNC believes the transaction will be accretive to its earnings. A copy of the proposed disclosure is attached as Exhibit E.

Representations and Warranties Made by BNC and Southcoast in the Merger Agreement, page 48

6.	We note your disclosure concerning the representations, warranties and covenants contained in the merger agreement. Please note that disclosure regarding an agreement’s representations, warranties or covenants (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Erin E. Martin

United States Securities and Exchange Commission

December 3, 2015

Response

The Company intends to file an amendment to the Registration Statement which will clarify that the Company will provide additional disclosure in its public reports to the extent the Company becomes of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the representations and warranties contained in the merger agreement and will update such disclosure as required by federal securities laws. A copy of the proposed disclosure is attached as Exhibit F. The current disclosure does not include any implication that the merger agreement does not constitute disclosure under the federal securities laws, and, therefore, has not been revised to remove any such implication.

Interests of the Directors and Officers of Southcoast in the Merger, page 54

7.	Please revise the prospectus to include additional information relating to the retention agreements executed by four personnel, including two of Mr. Holmes’ sons.

Response

Please note that the retention agreements were executed by four personnel, including two of Mr. Pearson’s (as opposed to Mr. Holmes’) sons. The Company intends to file an amendment to the Registration Statement to include additional information relating to the retention agreements executed by four personnel, including two of Mr. Pearson’s sons. A copy of the proposed disclosure is attached as Exhibit G.

Erin E. Martin

United States Securities and Exchange Commission

December 3, 2015

8.	Please file the employment and retention agreements referenced in this section as exhibits or explain to us why such information is not material to investors.

Response

The employment and retention agreements are not filed as exhibits because they are not material to investors and are only disclosed as required by Item 18(a)(5)(i) of Form S-4, which, with respect to the company being acquired, requires the disclosure required by Item 5 of Schedule 14A, interest of certain persons in matters to be acted upon. Item 21(a) of Form S-4 requires exhibits to be furnished as required by Item 601 of Regulation S-K. These agreements are immaterial in amount and significance and are entered into between the company being acquired and its key lending officers, who are not executive officers, and are therefore not required to be filed as exhibits pursuant to Item 601(b)(10)(ii)(A) or Item 601(b)(10)(iii)(A).

Material U.S. Federal Income Tax Consequences and Opinion of Tax Counsel, page 66

9.	We note your disclosure on page 67 that “this discussion assumes that . . . the merger will constitute a reorganization within the meaning of . . . the Code.” Please do not assume the material tax consequences at issue and remove this statement from your registration statement. Please refer to Staff Legal Bulletin No. 19 for guidance.

Response

The Company intends to file an amendment to the Registration Statement which will remove the statement from the Registration Statement.

Incorporation of Certain Documents by Reference, page 74

10.	We note that it does not appear that you properly incorporate future filings prior to the effective date of your registration statement. See Securities Act Forms Compliance and Disclosure Interpretations Question 123.05 for guidance. Please amend to incorporate by reference your most recent Forms 10-Q and any applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Response

The Company intends to file an amendment to the Registration Statement which will specifically incorporate by reference the Company’s Form 10-Q for the quarter ended September 30, 2015 and all other reports filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act after the initial registration statement and prior to effectiveness. The amendment will also specifically incorporate by reference Southcoast’s Form 10-Q for the quarter ended September 30, 2015 and all other reports filed by Southcoast pursuant to Sections 13(a) or 15(d) of the Exchange Act after the initial registration statement and prior to effectiveness.

Erin E. Martin

United States Securities and Exchange Commission

December 3, 2015

Amendment to Agreement and Plan of Merger, page A-39

11.	Please update your registration statement to clarify that the merger agreement was amended on September 15, 2015 and summarize the material changes that were made, if any.

Response

The Company intends to file an amendment to the Registration Statement which will clarify that the merger agreement was amended on September 15, 2015. The amendment to the merger agreement, which is included in Appendix A of the materials, did not contain any material changes to the merger agreement. A copy of the proposed disclosures is attached as Exhibit H.

Appendix B – Fairness Opinion, page B-1-3

12.	We note the limitation on reliance by shareholders in the final paragraph of the fairness opinion provided by BSP Securities, a subsidiary of Banks Street Partners. The limitation appears inappropriate and should be deleted. Please revise accordingly.

Response

The Company intends to file an amendment to the Registration Statement which will include a revised copy of the fairness opinion provided by BSP Securities, a subsidiary of Banks Street Partners, that extends the benefit of reliance on the opinion to Southcoast shareholders. A copy of the revised penultimate sentence of the penultimate paragraph of the opinion is attached as Exhibit I.

In preparing our response to the Staff’s comments, the Company acknowledges that:

•         should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Erin E. Martin

United States Securities and Exchange Commission

December 3, 2015

Please let me know if you have any further questions about the Registration Statement or this response to the Comment Letter. I can be reached at (404) 885-3721.

Thank you for your prompt attention to this matter.

Sincerely,

/s/ James Stevens

James Stevens

cc:	Ron Gorczynski

Exhibit A

Cover Page of Prospectus:

The market value of the merger consideration may fluctuate with the market price of BNC common stock and will not be known at the time Southcoast shareholders vote on the merger. Furthermore, pursuant to the termination provisions contained in the merger agreement, under certain circumstances, BNC may increase the exchange ratio or make a cash payment to Southcoast shareholders to avoid termination of the merger. Based on the $[•] per share closing price of BNC’s common stock on the Nasdaq Capital Market on [•], 2015, the last practicable date before the date of this document, the value of the per share merger consideration payable to holders of Southcoast common stock was approximately $[•], and the aggregate merger consideration was approximately $[•]. We urge you to obtain current market quotations for BNC (Nasdaq Capital Market trading symbol “BNCN”) because the value of the per share merger consideration will fluctuate.

Exhibit B

Q: Will my ownership percentage and voting interest be reduced after the merger?

Yes. Southcoast shareholders currently have the right to vote in the election of the Southcoast board of directors and on other matters affecting Southcoast. Upon the completion of the merger, each Southcoast shareholder will be a shareholder of BNC with a percentage ownership of BNC that is much smaller than such shareholder’s current percentage ownership of Southcoast. It is currently expected that the former shareholders of Southcoast as a group will receive shares in the merger constituting approximately [•] of the outstanding shares of BNC’s common stock immediately after the merger. Accordingly, former Southcoast shareholders will have significantly less influence on the management and policies of BNC than they now have on the management and policies of Southcoast.

 Exhibit C

Summary:

Support Agreements

All of the directors of Southcoast have agreed to vote their shares in favor of the merger agreement; provided that such voting support agreements terminate in the event that the Southcoast board of directors withdraws its recommendation in favor of the merger or approves or recommends an acquisition proposal from another party. A form of the voting support agreement entered into by each of the directors of Southcoast is included as Exhibit B to Appendix A of these materials. As of the record date, Southcoast’s directors own [•] shares, or [•]%, of outstanding Southcoast common stock.

Exhibit:

EXHIBIT B

FORM OF DIRECTOR AGREEMENT

[ ], 2015

BNC Bancorp

3980 Premier Drive, Suite 210

High Point, North Carolina 27265

Ladies and Gentlemen:

To induce you to agree to the proposed merger (the “Merger”) of SOUTHCOAST FINANCIAL CORPORATION, a South Carolina corporation (“Southcoast”), with and into BNC BANCORP, a North Carolina corporation (“BNC”), pursuant to the Agreement and Plan of Merger of even date herewith, by and between Southcoast and BNC (the “Merger Agreement”), the undersigned hereby covenants, represents and warrants as follows. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

1.                  Recommendation for Merger. Subject to any applicable fiduciary duty, the undersigned agrees to recommend to all holders of the capital stock of Southcoast entitled to vote on the Merger (“Southcoast Stock”) that they vote in favor of the Merger.

2.                  Voting of Southcoast Stock. The undersigned agrees to vote any and all shares of Southcoast Stock owned or controlled by him in a non-fiduciary capacity in favor of the Merger.

3.                  Restrictive Covenants.

(a)                For a period of one (1) year after Closing Date, the undersigned agrees that he shall not, directly or indirectly, for any reason, for its own account, or on behalf of, or together with or through, any other Person:

(i)                 serve as an officer or director of any bank, bank holding company, credit union or finance company located within a radius of twenty (20) miles from each office maintained by Southcoast Community Bank (the “Bank”) as of the Closing Date;

(ii)               solicit or attempt to solicit, any of the Bank’s customers or employees, who are then customers or employees of the Bank or BNC, for the benefit of any Person providing products or services that are competitive with those provided by the Bank or BNC’s subsidiary bank [TOMMY BAKER ONLY – provided, however, that the undersigned may in the ordinary course of his automobile business refer the Bank’s customers who are then customers of the Bank or BNC to financing sources for automobile purchases] [JAMES SMITH ONLY – provided, however, that the undersigned may in the ordinary course of his insurance business refer the Bank’s customers who are then customers of the Bank or BNC in connection with the sale of insurance policies]; or

(iii)             knowingly or intentionally damage or destroy the goodwill and esteem of the Bank or BNC’s subsidiary bank, their respective business with its employees, customers, and any others who may at any time have or have had relations with the Bank or BNC’s subsidiary bank.

(b)               Although the parties have, in good faith, used their best efforts to make the provisions of this Section 3 reasonable in terms of geographic area, duration and scope of restricted activities in light of Southcoast and the Bank’s business activities, and it is not anticipated, nor is it intended, by any party hereto that a court of competent jurisdiction would find it necessary to reform the provisions hereof to make them reasonable in terms of geographic area, duration or otherwise, the parties understand and agree that if a court of competent jurisdiction determines it necessary to reform the scope of this Section 3 or any part thereof in order to make it binding and enforceable, such provision shall be considered divisible in all respects and such lesser scope as any such court shall determine to be reasonable shall be effective, binding and enforceable.

(c)                Because of the difficulty in measuring economic losses that may be incurred by BNC as a result of any breach by the undersigned of any of the covenants contained in this Section 3, and because of the immediate and irreparable damage that would be caused BNC for which it would have no other adequate remedy, the undersigned agrees that BNC may enforce the provisions this Section 3, by any applicable equitable or legal means, including by injunction or restraining order against the undersigned if the undersigned breaches or threatens to breach any provisions of this Section 3.

4.                  The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, BNC shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.                  The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Southcoast and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Southcoast (if applicable).

This Agreement is the complete agreement between BNC and the undersigned concerning the subject matters hereof and shall be governed by and construed and enforced in accordance with the laws of the State of North Carolina, without regard to its conflicts of laws provisions.

Sincerely,

[Director]

Exhibit D

On June 25, 2015, the Southcoast board of directors reviewed each of the indications of interest with Banks Street Partners, including the proposed form of transaction consideration, the transaction consideration per share of Southcoast common stock, any proposed changes to the acquirer’s board or management that would result from the transaction, the treatment of Southcoast employees in the transaction, time requirements for additional due diligence, indemnification or insurance of Southcoast’s officers and directors following the transaction, any special contingencies, and Banks Street Partners’ analysis of each bidder’s ability to make a better bid, and the potential effect of a transaction with Southcoast on the bidder. Southcoast’s board of directors then instructed Banks Street Partners to:

•	invite the two highest bidders to the final round of bidding to perform additional due diligence and refine their indications of interest;

•	in the hopes that it would again raise its bid, and with a view to maximizing shareholder value, invite the party that had previously raised its initial indication of interest to the final round of bidding and inform it that its bid was the lowest bid included in the final round; and

•	inform all other parties that they would not be invited to continue in the process and provide the same pricing guidance as given to the party that had raised its bid if a potential buyer asked what would be needed to be invited to the final round.

Exhibit E

•	BNC’s management believes that the merger will be accretive to BNC’s earnings ~~under generally accepted accounting principles~~ per share in the first full year (excluding one-time charges) due to a combination of revenue synergies and cost savings opportunities for the combined company. Revenue synergies will be derived from BNC having a greater array of products and services to offer to the former Southcoast customers, as well as having the ability to provide expanded credit availability through BNC’s higher capital resources. The cost savings opportunities will be realized through the consolidation of certain branches that are close geographically and that serve the same general customer base and other cost reductions related to redundant operations; and

Exhibit F

Representations and Warranties Made by BNC and Southcoast in the Merger Agreement

BNC and Southcoast have made certain customary representations and warranties to each other in the merger agreement. For information on these representations and warranties, please refer to the merger agreement attached as Appendix A. The representations and warranties in the merger agreement do not survive the effective time of the merger.

The representations, warranties and covenants included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of BNC and Southcoast, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between BNC and Southcoast rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of BNC, Southcoast or any of their respective subsidiaries or affiliates.

~~Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by BNC or Southcoast.~~ The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. BNC and Southcoast will provide additional disclosures in their public reports to the extent they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

Exhibit G

Retention Agreements

Based on its observations of the actions of other southeastern banks seeking to be acquired and how they retained their key lenders, Banks Street Partners recommended to Southcoast that it enter into retention agreements with its key lending personnel that would reward the individuals for remaining employed by Southcoast until consummation of a change of control and for ninety days thereafter. Banks Street Partners reasoned that an acquirer would be counting on Southcoast’s lenders to maintain the book of business that it would be acquiring and to expand the acquirer’s presence in the Charleston-North Charleston Metropolitan Statistical Area. Without such arrangements, the potential loss of Southcoast’s key lenders could cause an acquirer to reduce pricing or even terminate a transaction. Banks Street Partners recommended that such agreements be in place prior to the commencement of its marketing efforts. Accordingly, in March of 2015 Southcoast entered into retention bonus agreements with four selected lending personnel, including two sons of Mr. Pearson. The four lenders have responsibility for approximately 70% of Southcoast’s loan portfolio and none of them had an employment agreement.

The agreements provide that, if a change in control occurs in the one-year period ending March 31, 2016, the employee will be entitled to a payment equal to 1.375 times base salary, with one half of the payment made when the change in control occurs and the other half made 90 days later, provided the employee remains employed during the 90-day period. The employee is entitled to a pro rata portion of the full bonus amount if his employment is terminated without cause in the one-year period ending March 31, 2016.

Exhibit H

Cover Page of Prospectus:

On August 14, 2015, Southcoast entered into an Agreement and Plan of Merger, as amended September 15, 2015 (the “merger agreement”) with BNC that provides for the merger of the two holding companies. If approved by Southcoast shareholders, under the merger agreement, Southcoast will merge with and into BNC (the “merger”), and Southcoast Community Bank will merge with and into Bank of North Carolina (the “bank merger”).

Summary:

Unless otherwise indicated in this document or the context otherwise requires, all references in this document to “BNC” refer to BNC Bancorp, all references to BNC’s common stock refer to BNC’s voting common stock, all references to “Southcoast” refer to Southcoast Financial Corporation, all references to the “merger agreement” refer to the Agreement and Plan of Merger dated August 14, 2015, as amended September 15, 2015, between BNC and Southcoast, as amended, all references to the “merger” refer to the merger of Southcoast with and into BNC, with BNC continuing as the surviving company, and all references to the “bank merger” refer to the merger of Southcoast Community Bank, a wholly-owned subsidiary of Southcoast, with and into Bank of North Carolina, a wholly-owned subsidiary of BNC, with Bank of North Carolina continuing as the surviving bank.

Background of the Merger:

Thereafter, on August 14, 2015, the merger agreement was executed by officers of BNC and Southcoast, and, before market open on August 14, 2015, BNC and Southcoast issued a joint press release announcing the execution of the merger agreement and the terms of the proposed acquisition of Southcoast by BNC. The merger agreement was amended on September 15, 2015 in order to clarify certain provisions of the merger agreement. The amendment to the merger agreement did not contain any material changes to the merger agreement.

Exhibit I

The Opinion expressed herein is intended solely for the benefit of the Board of Directors and shareholders of Seller in connection with the matters addressed herein and may not be relied upon by any other person or entity, or for any other purpose without our written consent.